

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 10, 2008

Mr. Anastasios G. Konidaris
Senior Vice President and Chief Financial Officer
The Dun and Bradstreet Corporation
103 JFK Parkway
Short Hills, NJ 07078

>   **Re: The Dun and Bradstreet Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 25, 2008**
>   **File No. 1-15967**

Dear Mr. Konidaris:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed below. Please be as detailed as necessary in your response. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Note 3. Impact of Implementation of the Blueprint for Growth Strategy, page 79

1.   We note that you accounted for the restructuring charges recorded in connection with your Financial Flexibility programs in 2003, 2004, 2005, 2006 and 2007 in accordance with SFAS No. 146. Statement 146 applies to termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement. Specifically, note 7 states that, "Absent evidence to the contrary, an ongoing benefit arrangement is presumed to exist if an entity has a past practice of providing similar termination benefits." Please tell us in detail how evaluated the employee severance and termination benefits under your Financial Flexibility program in assessing whether these are a one-time benefits or part of an on-going arrangement.

*   *   *   *

        As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director